

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Mr. Sean Bowen
Senior Vice President and General Counsel
FleetCor Technologies, Inc.
655 Engineering Drive, Suite 300
Norcross, GA 30092-2830

> **Re: FleetCor Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 8, 2010**
> **File No. 333-166092**

Dear Mr. Bowen:

We have reviewed your amended registration statement and have the following comments.

Condensed consolidated balance sheets, page F-35

1.   Please revise the presentation of your balance sheet in accordance with ASC 810-10-45-25. In addition, tell us how you considered the disclosure requirements of ASC 810-10-50 and 860-10-50.

Notes to condensed consolidated financial statements

Accounts Receivable, page F-39

2.   We note your response to prior comment no. 9 and have the following comment. Please clarify whether the trade receivables include user card balances (e.g., charge or credit balances) in addition to receivables generated by the fees the company earns. In this regard, it appears that the user card accounts remain within the 2007 portfolio although we acknowledge that the original balances were collected. Further, tell us whether you provide funding of other trade receivables (i.e., user card accounts or transactions) as a result of the Securitization Facility or you paying the Merchant as illustrated on page 42. We note the footnote (1) to the table on page 47 references gross billings and states it includes the underlying cost of transaction (e.g., fuel or lodging). If you do provide funding or loans to customers in this respect, tell us why believe that your disclosures throughout the filing adequately addresses the nature of this activity and the credit risk associated with lending activities. If true, you should clearly disclose and discuss this lending activity, the payment terms and the quality of the underlying asset (i.e., consumer

type, delinquencies, and charge-off rates). It appears that the consolidation of your qualified special purpose entity has increased the significance of this activity. Please advise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or me at (202) 551-3503 with any other questions.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (404) 572-5100
        Alan J. Prince, Esq.
        King & Spalding LLP